UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Catalina Marketing Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

           148867104
(CUSIP Number)

12/31/05

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[x]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148867104	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Antaeus Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,852,887
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,852,887
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,852,887
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 148867104	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Sarah Beinecke Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 69,484
	6	SHARED VOTING POWER 3,600,887 (Mrs. Beinecke Richardson disclaims beneficial ownership of 2,852,887 shares - see Item 4)
	7	SOLE DISPOSITIVE POWER 69,484
	8	SHARED DISPOSITIVE POWER 3,600,887 (Mrs. Beinecke Richardson disclaims beneficial ownership of 2,852,887 shares - see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,670,371
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 148867104	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Frederick W. Beinecke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 84,205
	6	SHARED VOTING POWER 2,852,887 (Mr. Beinecke disclaims beneficial ownership of such shares - see Item 4)
	7	SOLE DISPOSITIVE POWER 84,205
	8	SHARED DISPOSITIVE POWER 2,852,887 (Mr. Beinecke disclaims beneficial ownership of such shares - see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,937,092
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 148867104	13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). John B. Beinecke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 82,557
	6	SHARED VOTING POWER 2,852,887 (Mr. Beinecke disclaims beneficial ownership of such shares - see Item 4)
	7	SOLE DISPOSITIVE POWER 82,557
	8	SHARED DISPOSITIVE POWER 2,852,887 (Mr. Beinecke disclaims beneficial ownership of such shares - see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,935,444
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 148867104	13G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Frances Beinecke Elston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 52,624
	6	SHARED VOTING POWER 2,852,887 (Mrs. Elston disclaims beneficial ownership of such shares - see Item 4)
	7	SOLE DISPOSITIVE POWER 52,624
	8	SHARED DISPOSITIVE POWER 2,852,887 (Mrs. Elston disclaims beneficial ownership of such shares - see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,905,511
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 148867104	13G	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). William S. Beinecke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,852,887 (Mr. Beinecke disclaims beneficial ownership of such shares - see Item 4)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,852,887 (Mr. Beinecke disclaims beneficial ownership of such shares - see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,852,887
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 148867104	13G	Page 8 of 11 Pages

The original Schedule 13G dated February 11, 1993, the first amendment dated February 14, 1994, the second amendment dated February 13, 1995, the third amendment dated February 13, 1996, the fourth amendment dated May 9, 1997, the fifth amendment dated February 20, 1998, the sixth amendment dated March 12, 1999, the seventh amendment dated January 25, 2000, the eighth amendment dated February 13, 2001, the ninth amendment dated February 14, 2002, the tenth amendment dated February 14, 2003, the eleventh amendment dated February 13, 2004, the twelfth amendment dated March 1, 2005 (collectively, together with this thirteenth amendment, the “Schedule 13G”), are hereby amended by deleting Item 4 in their entirety and inserting in its place Item 4 as set forth below:

Item 4. Ownership

Antaeus Enterprises, Inc. (“Antaeus”) owns 2,852,887 shares of common stock, par value $.01 per share, of Catalina Marketing Corporation (the “Common Stock”) (approximately 6.0% of the outstanding shares of Common Stock), as to which it has sole voting and dispositive power. Sarah Beinecke Richardson, Frederick W. Beinecke, John B. Beinecke, Frances Beinecke Elston and William S. Beinecke may be deemed to be affiliates of Antaeus. Such persons may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by Antaeus. Each of such persons disclaims beneficial ownership of the shares of Common Stock owned by Antaeus.

Sarah Beinecke Richardson serves as one of three co-trustees of four trusts, which, in the aggregate, own 748,000 shares of Common Stock (approximately 1.6% of the outstanding shares of Common Stock), as to which she has shared voting and dispositive power. Sarah Beinecke Richardson may be deemed to have shared voting and dispositive power as to, and disclaims beneficial ownership of, the 2,852,887 shares of Common Stock beneficially owned by Antaeus. Antaeus’ ownership of shares of Common Stock is more fully described in the first paragraph of this Item 4. Sarah Beinecke Richardson owns directly 69,484 shares of Common Stock (representing approximately 0.2% of the outstanding shares of Common Stock), as to which she has sole voting and dispositive power. The aggregate number of shares of Common Stock reported to be beneficially owned by Sarah Beinecke Richardson and the percentage of outstanding shares of Common Stock represented by such shares of Common Stock is set forth on page 3 hereof (which number includes all shares of Common Stock referred to in this paragraph).

Frederick W. Beinecke owns directly 84,205 shares of Common Stock (representing approximately 0.2% of the outstanding shares of Common Stock), as to which he has sole voting and dispositive power. Frederick W. Beinecke may be deemed to have shared voting and dispositive power as to, and disclaims beneficial ownership of, the 2,852,887 shares of Common Stock beneficially owned by Antaeus. Antaeus’ ownership of shares of Common Stock is more fully described in the first paragraph of this Item 4. The aggregate number of shares of Common Stock reported to be beneficially owned by Frederick W. Beinecke and the percentage of outstanding shares of Common Stock represented by such shares of Common Stock is set forth on page 4 hereof (which number includes all shares of Common Stock referred to in this paragraph).

John B. Beinecke owns directly 82,557 shares of Common Stock (representing approximately 0.2% of the outstanding shares of Common Stock), as to which he has sole voting and dispositive power. John B. Beinecke may be deemed to have shared voting and dispositive power as to, and disclaims beneficial ownership of, the 2,852,887 shares of Common Stock beneficially owned by Antaeus. Antaeus’ ownership of shares of Common Stock is more fully described in the first paragraph of this Item 4. The aggregate number of shares of Common Stock reported to be beneficially owned by John B. Beinecke and the percentage of outstanding shares of Common Stock represented by such shares is set forth on page 5 hereof (which number includes all shares of Common Stock referred to in this paragraph).

Frances Beinecke Elston owns directly 52,624 shares of Common Stock (representing approximately 0.1% of the outstanding shares of Common Stock), as to which she has sole voting and dispositive power. Frances Beinecke Elston may be deemed to have shared voting and dispositive power as to, and disclaims beneficial ownership of, the 2,852,887 shares of Common Stock beneficially owned by Antaeus. Antaeus’ ownership of shares of Common Stock is more fully described in the first paragraph of this Item 4. The aggregate

CUSIP No. 148867104	13G	Page 9 of 11 Pages

number of shares of Common Stock reported to be beneficially owned by Frances Beinecke Elston, and the percentage of outstanding shares of Common Stock represented by such shares is set forth on page 6 hereof (which number includes all shares of Common Stock referred to in this paragraph).

William S. Beinecke does not have sole voting and dispositive power as to any shares of Common Stock. William S. Beinecke may be deemed to have shared voting and dispositive power as to, and disclaims beneficial ownership of, the 2,852,887 shares of Common Stock beneficially owned by Antaeus. Antaeus’ ownership of shares of Common Stock is more fully described in the first paragraph of this Item 4. The aggregate number of shares of Common Stock reported to be beneficially owned by William S. Beinecke, and the percentage of outstanding shares of Common Stock represented by such shares is set forth on page 7 hereof (which number includes all shares of Common Stock referred to in this paragraph).

In the aggregate, the persons filing this Schedule 13G (the “Beinecke Group”) beneficially own 3,889,757 shares of Common Stock, representing approximately 8.1% of the outstanding shares of Common Stock. Each of the persons filing this Schedule 13G disclaims membership in any group with respect to shares of Common Stock. Percentages of outstanding shares of Common Stock represented by shares of Common Stock beneficially owned by a member of the Beinecke Group set forth herein are computed based on 47,835,975 shares of Common Stock outstanding as of December 31, 2005.

CUSIP No. 148867104	13G	Page 10 of 11 Pages

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date:  April 6, 2006

ANTAEUS ENTERPRISES, INC.

By:	/s/ Frederick W. Beinecke
	Name:	Frederick W. Beinecke
	Title:	President

*
Sarah Beinecke Richardson

/s/ Frederick W. Beinecke
Frederick W. Beinecke

*
John B. Beinecke

*
Frances Beinecke Elston

*
William S. Beinecke

*By:	/s/ Candace K. Beinecke
(Candace K. Beinecke, Attorney-in-fact)

CUSIP No. 148867104	13G	Page 11 of 11 Pages

INDEX TO EXHIBITS

Exhibit B	Powers of Attorney of Sarah Beinecke Richardson, John B. Beinecke, Frances Beinecke Elston, and William S. Beinecke	Incorporated by reference to Exhibit B of original Schedule 13G dated February 11, 1993